SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. ___)*

                           TROY FINANCIAL CORPORATION
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK 0.0001 PAR VALUE PER SHARE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   897329 10 8
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x]      Rule 13d-1(b)



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CUSIP NO.  897329 10 8                                               Page 2 of 5





1.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
The Troy Savings Bank Employee Stock Ownership Plan Trust

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)     (  )
                                                      (b)     (  )

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

5.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
911,286

6.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
SHARED VOTING POWER
59,836

7.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
911,286

8.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
SHARED DISPOSITIVE POWER
59,836

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
971,122

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                              (  )

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.00%

12.

TYPE OF REPORTING PERSON
EP


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CUSIP NO.  897329 10 8                                         Page 3 of 5 Pages






Item 1(a)         Name of Issuer:

                  Troy Financial Corporation

Item 1(b)         Address of Issuer's Principal Executive Office:

                  32 Second Street
                  Troy, New York  12180

Item 2(a)         Name of Person Filing:

                  The Troy Savings Bank Employee Stock Ownership Plan Trust

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The Troy Financial Corporation
                  32 Second Street
                  Troy, New York  12180

Item 2(c)         Citizenship:

                  United States

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value 0.0001 per share


Item 2(e)         CUSIP Number:

                  897329 10 8


Item 3. If this statement is filed pursuant to Rules 13-d(b), or 13D-2(b), check whether the person is filing as a:

                  [x]      An employee benefit plan or endowment fund in
                  accordance with Rule 13d-1(b)(1)(ii)(F)


Item 4.           Ownership.
                  (a)      Amount beneficially owned:

                           971,122
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CUSIP NO.  897329 10 8                                         Page 4 of 5 Pages

                  (b)      Percent of class:

                           8.00%

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote
                                    911,286

                           (ii)     Shared power to vote or to direct the vote
                                    59,836

                           (iii) Sole power to dispose or to direct the disposition of
                                    911,286

                           (iv) Shared power to dispose or to direct the disposition of
                                    59,836

                  The Troy Savings Bank Employee Stock Ownership Plan Trust (the "Trust") was established pursuant to The Troy Savings Bank Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustee must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will be voted by the ESOP Trustee in the same proportion for and against proposals to shareholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts. Any allocated shares that are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  RSGroup Trust Company is the trustee ("Trustee") of the Trust which holds 971,122 shares of Common Stock, of which 59,836 shares have been allocated to the accounts of participating employees as of December 31, 1999, and 911,286 shares of which have not yet been allocated to the accounts of participating employees and which will be voted by the Trustee pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.


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CUSIP NO.  897329 10 8                                         Page 5 of 5 Pages






Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.


Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      The Troy Savings Bank Employee Stock
                                      Ownership Plan Trust

Date:  February 14, 2000      By: /s/ Stephen P. Pollack
                                ------------------------------------------------
                                      Name: Stephen P. Pollack
                                      Title:Executive Vice President
                                          of RSGroup Trust Company
                                          Trustee for The Troy Savings Bank
                                          Employee Stock Ownership Plan Trust